Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Bespoke Capital Acquisition Corp.

Subject Company: Bespoke Capital Acquisition Corp.

Filer’s Commission File Number: 001-40016

Date: February 17, 2021

Vintage Wine Estates
Fox Business Interview with Vintage Wine Estates
Tuesday, February 16, 2021, 6:15 PM Eastern

CORPORATE PARTICIPANTS Liz Claman - Host, Fox Business Pat Roney - Chief Executive Officer, Vintage Wine Estates Paul Walsh - Executive Chair, Bespoke Capital Acquisition Corp

PRESENTATION

Liz Claman

Stocks weren’t the only thing popping after hitting pandemic lows back on March 23rd. If you look at the S&P 500, that was the low over the past year, and you can see the big climb. Yes, it popped, but you can throw wine corks into the mix, as well. Retail wine sales growing by 16% according to Nielsen over the same period, a trend our next guests are looking to capitalize on. 20 year old Vintage Wine Estates is going public in a SPAC deal valued at $690 million dollars, giving investors the chance to soon add some red, white, and maybe some green to their portfolio.

In a network exclusive, we welcome the two men behind the melting million dollar deal, Vintage Wine Estates CEO Pat Roney, and former CEO of Diageo, Bespoke Capital Acquisition Corp Executive Chair, Paul Walsh. Great to have you both. Paul, I want to start with you. While looking for a SPAC target to take public in a reverse merger, blank check merger, you met with more than 100 companies. Why did you pink Vintage Wine Estates?

Paul Walsh

Because Vintage Wine Estate offers us all the characteristics we want. It’s a growing business. It’s in a huge growing category. The category’s fragmented. And therefore, we can continue to do what Pat’s done very successfully, grow organically, bring in smaller (INAUDIBLE) have a phenomenal growth runway ahead of us.

Liz Claman

Pat, I could ask the same question, with a twist, to you. You’re profitable, you’ve run this company for 20 years, why take on the headache of going public? I mean, there are obvious payoffs as well, but you really need to sit there every quarter and deal with the announcements and the earnings, etcetera. I mean, what are you really gain from this?

Pat Roney

Well, we gain a great partner with Paul Walsh and the Bespoke team. They’ve got a solid track record behind them and we’re taking a page out of Paul’s playbook to grow the company through innovation, organic growth, and acquisitions. And with it, we also get almost a billion dollars of capital to make additional acquisitions. And we’re excited about that growth rate and excited about the opportunity to continue our rapid growth with the company.

Liz Claman

Paul, the pandemic has really become, you could say, at home bartending. People started hacking their own drinks, etcetera. I mean, you could look at some of the gains that areas of this sector have really seen. Whether it’s whisky or it’s premixed drinks, it’s pretty stunning how much they’ve seen sales really spike here, but wine in particular. What do you see for the future, because you’ve got to present to investors an opportunity to scale up?

Paul Walsh

Well, first of all, if you look at beverage alcohol generally, it’s an incredibly enduring category. In my long career at Diageo, I saw it time and again, you’d have economic blips and you’d come straight through it. The other thing that’s been very interesting about the pandemic, is the move to home delivery. Or in the case of VWE, direct to consumer.

This is the best, the best placed wine business for that particular trade channel. We’ve seen it grow. We expect it to continue to grow. So we’re very excited about it.

Liz Claman

I would imagine. And Pat, you look at what’s happened to certainly sales in the industry. And what have you seen? You have everything from Napa to Sanoma, (INAUDIBLE) brands, legacy brands, new generations of vintage wines. But we saw during the pandemic, so many restaurants shut down, so many places. Tasting rooms were not open. So has it almost been a wash when it comes to the demand that you’ve seen?

Pat Roney

Well, we’ve actually grown through the pandemic and we’ve certainly seen some shifts from tasting rooms being shuttered and on premise being closed down, essentially. But that really has pivoted to a lot of growth, a lot of pantry stocking and then growth in the major retailers, as well as in the direct to consumer. Particularly, we’ve seen almost a ten year growth in the category in the last seventh month on the DTC side.

And that’s why we’ve actually gone to two day delivery wine all across the country. We do all of our own pick and really going to be a trend the consumer is going to continue, in terms of buying online. And we’re excited about fulfilling that need.

Liz Claman

Paul, Bespoke Capital Acquisition Corp, and we’ve got it up on the screen right now, because it is the company that trades public at the moment. You’re looking for this target. Originally, you guys were looking for cannabis names and then you shifted to spirits, to wine. What happened with the cannabis idea?

Paul Walsh

Well, first of all, we indeed did look at cannabis. That’s why initially, we listed on the TSX, duel listed on TSX and the Nasdaq BSPE, on Nasdaq. I think the cannabis space is still very confused. We’ve seen a lot of companies who’ve continually missed numbers. The regulatory framework is still unclear and therefore, we felt right now it was not for us.

So we pivoted. We looked, as you said earlier, at a lot of companies and focused on beverage alcohol. And then started a dialogue with Pat and his team. And yeah, we think we’re in the right category. And it’s not just a category play. This is a platform. We can do other things in this space to capitalize on the great distribution that Pat’s built up.

Liz Claman

Well, Pat, Paul, come back when you guys go public. We’re excited to see this actual SPAC merger come to fruition during a time where I don’t know about you, but everybody is on a Tuesday, Tuesday is the new Saturday night when it comes to drinking. Guys, thank you very much.

Forward Looking Statements

Some of the statements contained in this document are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of BCAC’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that BCAC does not know or that BCAC currently believes are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s expectations, plans or forecasts of future events and views as of the date of this document. BCAC undertakes no obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements.

Important Information and Where to Find It

In connection with the transactions, BCAC intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of BCAC and will be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE TRANSACTIONS. When available, investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Information; Non-GAAP Financial Measures

The financial information and data contained in this document is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s actual results and the financial information included herein may be material.

Some of the financial information and data contained in this document, such as EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC believes that the use of this non-GAAP financial measure provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present a similar non-GAAP financial measure to investors. Management does not consider this non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non-GAAP financial measures is that it reflects the exercise of judgments by management. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below) when available. However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time.

Participants in the Solicitation

BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the transactions. Information about the directors and executive officers of BCAC is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.